SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[September 30, 2003]

Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  [ X ]                Form 40-F  [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [   ]                   No  [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES
METSO AUTOMATION SELLS CPS ELECTRONICS TO SCANFIL

SIGNATURES

Date September 30, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo President and CEO, Act. Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation

METSO AUTOMATION SELLS CPS ELECTRONICS TO SCANFIL

(Helsinki, Finland, September 30, 2003) – Metso Corporation’s (NYSE: MX; HEX: MEO) automation and control technology business area Metso Automation has agreed to sell its subsidiary, CPS Electronics Inc. to Scanfil Plc of Finland as of September 30, 2003. Divestment of CPS Electronics is part of Metso’s efficiency improvement program and according to that Metso divests its non-core functions and products. The parties have agreed not to disclose the transaction price.

CPS Electronics is a contract manufacturer of electronics, specializing in small and medium-sized series production. It purchases basic components and circuit board bases, automatically and manually composes them, assembles ready products, designs maintenance procedures and performs testing operations. The company is located in Tampere, Finland. The number of employees totals approximately 130. Approximately half of CPS Electronics’ net sales comes from customers outside Metso.

Scanfil is a global contract manufacturer and systems supplier for the telecommunications and electronics industries. Scanfil has production plants in Finland, China, Estonia, Hungary and Belgium. Scanfil has 1,650 employees. The company is listed on the Helsinki Exchanges.

Scanfil acquires production and know-how which Metso Automation has utilized in its equipment ten years time. Scanfill will continue as important contract manufacturer of industrial electronics for Metso Automation.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2002, the net sales of Metso Corporation were EUR 4.7 billion and the personnel totaled approximately 28,500. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact: Antti Kaunonen, Senior Vice President, Technology and Business Development, Metso Automation, Tel. +358 400 621 701, e-mail: antti.kaunonen@metso.com.

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004 USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850.